EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

November 15, 2010
VIA EDGAR
John Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for Fiscal year ended December 31, 2009
File No. 0-31193

Dear Mr. Hartz:

I am writing in response to your letter dated April 13, 2010 addressed to Jianhua Sun, my predecessor as CFO of Eastern Environment Solutions, Corp.  The Staff’s comments are set forth below, indented, and are followed by our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 15
Liquidity and Capital Resources, page 16

1.
We note your response to prior comments 1 and 5.  Please confirm to us and clarify in future filings if, in addition to HMUAB’s acknowledgement of past due amounts and their intention to pay these amounts during 2010, you expect them to pay current amounts in accordance with the terms stated in the Franchise Contract.  In addition, please revise future filings to disclose the payment schedule that HMUAB provided and, to the extent applicable, address any deviation from that payment schedule based on your actual subsequent cash receipts.

Response to Comment 1

We expect HMUAB to pay current amounts in accordance with the terms stated in the Franchise Contract in addition to the past due amounts.  In the Management’s Discussion in our Form 10-Q for the period ended June 30, 2010 we disclosed the payment schedule that HMUAB provided and the agency’s compliance with the schedule.  We will do so in future filings as well, until the amounts past due at the beginning of this year are fully satisfied.

Financial Statements and Supplemental Data, page 19
Note 2.  Summary of Significant Accounting Policies, page 27
Advance to Suppliers, page 28

2.
Based on your prior response letters to us it is not clear why you have disclosed that cash flows related to advances to suppliers for property, plant and equipment or for other productive assets are classified under operating activities.  Please confirm, and clarify in future filings, that such cash flows will be classified under investing activities when paid and will be disclosed as a non-cash investing activity when transferred to property and equipment.  Also, we note disclosure on page 17 that these advances relate to Phases I and II.  Based on your disclosed completion date of Phase I, please explain this disclosure supplementally and in future filings.

Response to Comment 2

In the Form 10-Q that we filed for the period ended June 30, 2010 we modified this note to state that “we classify the cash flows related to advances to suppliers under investing activities when paid and will disclose as a non-cash investing activity when transferred to property and equipment.”  We will include the same statement in future filings.  The statement in Management’s Discussion that advances to suppliers relate to Phases I and II arises from the fact that the same suppliers provide for both Phase I and Phase II, and their supplies are in many cases fungible.  The Staff’s comment shows, however, that this statement creates confusion in light of other disclosure that Phase I is complete.  In future filings, therefore, we will eliminate the statement that current advances relate to Phase I.

Revenue Recognition

3.
We note your response to prior comment 2. However it remains unclear to us how you have determined that the BOT agreement does not convey to HMUAB a right to use property, plant or equipment and therefore should not be accounted for as a lease.  Although you correctly identify the three conditions set forth in paragraph 12 of EITF 01-8 (as codified) that indicate the right to control the use of property, plant or equipment has been conveyed your conclusions regarding each condition do not appear to be consistent with the terms of the Franchise Contract.

•
In regard to the first condition, you state that based on the agreement Yifeng has control over the management of the landfill.  However, Item 11(A)1(1) of the Franchise Contract specifies that HMUAB shall “be responsible for the supervision in the course of normal construction” and Item 11(B)1(1) of the Franchise Contract specifies that HMUAB shall “be responsible for supervision and management in the course of operational management.”

•
In regard to the second condition, you state that based on the agreement Yifeng has the right to control access to the landfill and the agreement does not grant HMUAB any benefit in the use or output of the property.  However, based on the Franchise Contract and your disclosures, it appears that HMUAB is the sole beneficiary of the landfill project.

•
In regard to the third condition, you state that the agreement provides for a fixed price per ton of waste disposal.  However, since the Franchise Contract requires a minimum usage fee equal to 67% of the stated capacity, it appears that the price being paid is not contractually fixed per output and it also appears that it is remote that one or more parties other than HMUAB will take more than a minor amount of the utility that will be generated by the property.

Please advise or provide us your analysis of how to account for the BOT agreement as a capital lease.

Response to Comment 3

In light of the Staff’s comment, we have reconsidered the appropriate accounting treatment of the economic relationship created by the Franchise Contract.  Our conclusions are set forth in an “Analysis of Landfill Agreement with Harbin Municipal Urban Administrative Bureau,” which is annexed to this letter.

The Quarterly Report on Form 10-Q for the period ended September 30, 2010 that we will file next week will implement the principles set forth in the annexed Analysis of Landfill Agreement, including a restatement of our financial statements for the three and nine month periods ended September 30, 2009.  We are currently preparing and expect to file within 30 days, amendments to our Annual Report on Form 10-K for 2009 and to our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.  The amendments will revise the financial statements and related disclosure included in those filings to implement the accounting principles and methods described in the Analysis of Landfill Agreement.  In addition, a note to the financial statements included in the amended Form 10-K for 2009 will summarize the effect of the revisions on our financial statements for the years ended December 31, 2006 and 2007 and 2008.

4.
We note the disclosure on page 3 of your right to seek price adjustments based on documented expenses.  We also note price adjustment provisions in the Franchise Contract under Item 10C and Item 11(B)2(7).  Please provide us, and disclose in future filings, a comprehensive explanation of how cost variances are or will be resolved and what, if any, receipts and/or payments have been made to date.

Response to Comment 4

In January 2010 HMUAB agreed to increase the per ton rate it pays to Yifeng from 42 RMB to 60 RMB.  The increase was disclosed in the 10-Qs filed during 2010.  Otherwise, there have been no price adjustments nor had Yifeng sought a price adjustment based on cost variances.  In the event of significant cost variances, Yifeng will seek to negotiate an accommodation with HMUAB.  In future filings, we will modify the disclosure referenced in the Staff’s comment to disclose that there is no formal mechanism for resolution of cost variances, but we will depend on informal negotiations instead.

Note 3.  Property and Equipment, Net.  Page 33

5.
We note the additional disclosures you have provided regarding the landfill and construction in progress.  Based on your disclosures, it is not clear to us why such a small percentage of your total estimated costs are currently being amortized as landfill costs or why your amortization method is not capacity driven.  In this regard, it is not clear to us how the estimated costs of $9.2 million to complete Phases II and III, which will provide added underground capacity of 1.67 million tons, relate to the costs incurred of $2.1 million to complete Phase I, which provided 1.6 million tons of underground capacity.  It is also not clear to us what phases the costs included in the advances to suppliers and construction in progress relate to.  Please provide us a comprehensive explanation of these costs and your accounting.

Response to Comment 5

The “Analysis of Landfill Agreement” annexed hereto describes the relationships among the Phases.  Based on the accounting principles set forth in the Analysis of Landfill, disclosure will be made in the upcoming September 30, 2010 10-Q and in the amended filings itemized in Response to Comment 3 of the allocation of our balance sheet items to the Phases.

Sincerely Yours,

/s/ John W. Poling

John W. Poling, Chief Financial Officer

Eastern Environmental Solutions Corp.
and Harbin Yifeng Group Co. Ltd.

Analysis of Landfill Agreement with Harbin Municipal Urban Administrative Bureau

Background facts:

During 2003, the Harbin Municipal Urban Administrative Bureau (“HMUAB” or “Franchisor”) entered into a franchise agreement with Harbin Yifeng Group Co. Ltd. (“Yifeng”, the “Company” or “Franchisee”) whereby the Franchisor gave the Franchisee rights to a parcel of land located within the District of Harbin to operate a landfill on this parcel of land.

Build Out of waste disposal facility

The Franchisee is to build and operate an underground waste disposal facility that will support a predetermined amount of waste tonnage which will allow for additional waste tonnage above ground as well.  The facility will be built in three (3) phases as follows:

1.
Phase I will be completed within 12 months after signing the agreement.  The estimated capacity will be 1.6 mil tons.  The estimated cost to complete this phase is estimated at approximately $9.28 mil.  This phase was completed during 2005 and the Company commenced operations of the landfill.

2.	Phase II will be constructed after Phase I is filled and will support an additional capacity estimated at 670k tons. The estimated cost to complete this phase is estimated at approximately $3.66 mil.

3.
Phase III will be constructed after Phase I and II are filled and will support an additional capacity estimated at 1 mil tons.  The estimated cost to complete this phase is estimated at approximately $5.57 mil.

4.	The aboveground capacity will support an additional capacity estimated at 4.53 mil tons.

Therefore, the total estimated capacity of the landfill will be approximately 7.8 mil tons at an estimated cost of approximately $17.2 mil.

Term of the agreement

The term of the agreement is for a stipulated construction period followed by 17 years of operating the landfill or until the landfill capacity is reached, whichever is earlier.  As a result of the suspension of operations during 2007, HMUAB has informally agreed to extend the term until the landfill capacity is reached and not hold the Franchisee to the 17 year operating term.  The two (2) parties are currently documenting this understanding in writing.  During the term, the parties have agreed on a minimum daily rate to be charged (currently set at 800 tons per day), where the daily fee will equal the greater of the actual waste disposed or the minimum.  During the suspension period, HMUAB was charged the minimum fees.  As a result of the suspension being lifted, the Company recommenced operating the landfill in November 2009.  During 2010, HMUAB has agreed to a repayment schedule for all outstanding receivables to Yifeng as of December 31, 2009 where all of the outstanding amounts will be repaid by the end of 2010.  Currently, HMUAB has made all payments they have agreed to.

Transfer of landfill and rights

At the inception of the agreement, HMUAB transferred the right to operate a landfill facility to Yifeng for the term of the agreement.  However, as typical for all Chinese companies, all property is owned by the Chinese government and only land use rights are conveyed.

At the end of the agreement, both parties have agreed the landfill and all rights to the land will revert back to HMUAB with no additional payments to be made.  All tangible and intangible assets associated with operating the landfill will be transferred as well.

Analysis of accounting treatment

How should this agreement be accounted for by Yifeng?

The Company has evaluated the appropriate accounting literature in making its assessment of the appropriate accounting treatment for this agreement, including the following (pre-codification):
•	FAS 13 “Accounting for Leases”

•	EITF 01-8 “Determining whether an Arrangement contains a Lease”

•	ARB 45 “Long-Term Construction-Type Contracts”

•	SOP 81-1 “Accounting for Performance of Construction-Type and certain Production-Type Contracts”

In order to match the accounting with the economic features of the agreement, the Company has evaluated certain specific revenue models under generally accepted accounting principles (or “GAAP”) of the United States of America which is more fully described below.

The Company is using certain GAAP by analogy and in doing so; the Company evaluated the criteria of whether this contract contains a lease (as prescribed by EITF 01-8).  After reviewing the specific criteria the Company has concluded that it may meet the definition of a lease and therefore has reviewed the affect of utilizing this accounting treatment for applicability and reasonableness.  The definition of whether a contract contains a lease is enumerated below within paragraph 12 of the EITF :

12. An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met:
a.
The purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

b.
The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment, or

c.
Facts and circumstances indicate that it is remote6 that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.

In addition, the Company considered FAS 13, specifically para. 8 which states in summary:

8.  From the standpoint of the lessor, a lease involving real estate shall be classified as a sales-type lease only if it meets the criterion in paragraph 7(a) as appropriate under paragraph 6(b)(i). Otherwise, if the lease at inception meets any one of the four criteria in paragraph 7 and in addition meets both of the following criteria, it shall be classified as a sales-type lease, a direct financing lease, a leveraged lease, or an operating lease as appropriate under paragraph 6(b). If the lease does not meet any of the criteria of paragraph 7 or both of the following criteria, the lease shall be classified as an operating lease.

a. Collectibility of the minimum lease payments is reasonably predictable. A lessor shall not be precluded from classifying a lease as a sales-type lease, a direct financing lease, or a leveraged lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables.

b. No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.10b Important uncertainties might include commitments by the lessor to guarantee performance of the leased property in a manner more extensive than the typical product warranty or to effectively protect the lessee from obsolescence of the leased property. However, the necessity of estimating executory costs such as insurance, maintenance, and taxes to be paid by the lessor (see paragraphs 17(a) and 18(a)) shall not by itself constitute an important uncertainty as referred to herein.

As a result, the Company has concluded the lease does contain important uncertainties specifically related to the various construction phases and total costs as well as the site can be temporarily or permanently closed by governmental authorities.

Additional factors to consider are the fee is not fixed and the Company only has a right to use the land conveyed (not title).  In addition, the Company cannot transfer this right and has not paid for this right.  Therefore, the Company has concluded that although lease accounting criteria appears to be met, that accounting treatment is not the most reasonable facsimile representing the economic facts of the agreement.

Therefore, the Company has also evaluated construction accounting and more specifically the percentage of completion method, or in this case the units of capacity method.  The Company has determined this method of accounting more reasonably represents the characteristics of their agreement with HMUAB.  The factors the Company has considered are enumerated below:

Due to the economic nature of this contract, the HMUAB is a captive customer and the Company is acting as a sub-contractor on behalf of the HMUAB by fulfilling the HMUAB’s legal obligation to dispose of their residents waste.

The Company is paid directly by HMUAB based on an agreed upon rate per ton of waste disposed at the landfill.  HMUAB charges each resident a flat rate per day for waste removal.  This assessment is then used to pay for the carting of the waste (which is not performed by the Company) and the actual disposal of the waste to the landfill.  The carting company and the Company are both paid individually and are not affected by the collection of the assessments to the residents, nor is the carting company related to the Company.

In creating this relationship, it would appear the Company is spending the capital resources needed to create the landfill and that this spending would appear more akin to a financing type transaction by HMUAB.  And the payment of the fixed rate per ton would represent the repayment of the cost of the financing plus an interest component.  However, the Company believes this is not the case and the economic characteristics of the agreement are more akin to a sub-contracting agreement.  In reaching this conclusion, the Company has evaluated certain factors including the use of its capital is not guaranteed by HMUAB and if the landfill were to be closed the Company would lose all of its investment.  In the typical capital leasing arrangement akin to a sale-leaseback, the lessor (or the Company in this example) would own the asset and could restrict the lessee from its use or procure a new lessee in order to recoup its capital.  In this specific situation, the Company is specifically prohibited from any of this.

Contrast of the two accounting treatments

Lease Accounting

If the Company were to utilize lease accounting, this agreement is more akin (by analogy) to a sale-leaseback whereby the Company would be acting as defacto lender and the agreement would be treated more like a financing agreement.  This method would result in grossing up the balance sheet of the Company based on the present value of the full value of the landfill costs and showing an interest component (whether prepaid or not) on the statement of operations based on the present value of the future cash flows to be paid on the waste disposal.  Therefore, if the contract were for the full duration of reaching the maximum capacity of the landfill the total revenue would be calculated based on the agreed upon rate times the maximum tonnage (7.8 mil tons x 60 rmb (as of Jan 2010)).  However, the Company did not fully construct the landfill “up-front” and approximately 50% of the costs will be paid after the landfill commences operations.

Units of Disposal Accounting

If the Company were to utilize the construction-type accounting model of the units of capacity, the accounting treatment would more mirror the economic characteristics of the agreement.  The Company has agreed to approximately 7.8 mil tons of capacity after all phases of construction are completed and the Company has made initial estimates of $17.3 to complete the phases of construction.  However, certain phases (II and III) cannot commence in their entirety until the prior phase of the landfill capacity is utilized.  If the Company utilizes the total estimated capacity along with the total estimated costs to calculate both the revenue and cost of revenue components, it would seem to match the economics of the transaction closer than lease accounting.  See the examples provided below:

For example:	Total tons actually disposed during the period (*)	X Total estimated costs =	Amortized costs for the period
	Total capacity
For example:	Total tons actually disposed during the period (*)	X Rate per ton =	Revenue recorded for the period

For example:	250,000	X $17,300,000 =	$ 554,000 of amortized costs for the period
	7,800,000

For example:	250,000	X $6.20 per ton =	$ 1,550,000 revenue for the period

*	- The total tons disposed during the period was determined by reducing the total tons received from the municipality and the tons from separating the bottles to be sold.

Revenue Recognition

The Company has determined that revenue should be recognized using three different revenue models.

For revenue associated with waste dumped at the landfill, the company has determined the appropriate revenue recognition policy to be the greater of the minimum rate or the actual tonnage disposed of during the period, whichever is greater.  The Company will also disclose separately the actual tonnage disposed each period in order to match the cost of revenues with the actual disposal activities.

As part of the Franchise Agreement, the Company has the right to charge minimum fees per day and during the periods of suspension by the Harbin County Government, the Company only collected the minimum fees.  The Company has determined the minimum fee revenue should be disclosed separately as these fees will result in a different cost of revenue model. The minimum fees were negotiated to reimburse the administrative costs of the business or to approximate a break-even.

Lastly, the Company will record revenue associated with separating the waste and reselling bottles based on the actual rate, plus the costs of labor, the Company will receive per the amount delivered to the bottling customer.  The amount of waste separated will reduce the actual tons utilized in the landfill each period.

The Company intends to disclose each component of revenue separately either on the statement of operations or in a footnote.  In addition, the Company will continue to evaluate the reporting requirements for segment reporting and update all filings when applicable.

Cost of Revenues

The Company has evaluated the cost of revenue separately from the revenue model.  The landfill will be constructed over a period of years as one (1) whole unit.  However, the construction will be completed in different stages in order for compliance with certain structural requirements.  In order to start the next phase of construction, the prior phase must be completed.  Each earlier phase acts to support the later phases.  The Company has estimated the total costs to fully construct the landfill, however, the revenue generation is for the entire landfill period and the Company believes the cost structure should mirror the same period.  To further this point, the cost of Phase 1 includes the full cost to excavate the landfill (or the hole).  However, Phases 2 and 3 use the same space.  If all of the costs of Phase 1 are amortized when Phase 1 of the landfill is filled, no costs would be attributable to Phases 2 and 3 and these Phases are clearly using the same landfill space.  The Company has concluded, this method of accelerating the costs would provide material losses in periods where the costs would far exceed the revenues (all underground phases) and the last phase would have no costs associated and would therefore artificially elevate the income for the later periods.   All of the periods would be distorted from the real economic realities of running this landfill.

Instead, the Company has evaluated the total cost of completing the full construction of the landfill and viewed the landfill as one (1) unit for accounting purposes, even though it will be constructed in four (4) separate phases.  As we have previously stated, the Company anticipates the total landfill capacity of approximately 7.8 million tons.  The build outs will be as follows:

Phase 1 totals approximately 1.60 mil tons (below ground and 20.51% of total tonnage)

Phase 2 totals approximately 0.67 mil tons (below ground and 8.59% of total tonnage)

Phase 3 totals approximately 1.00 mil tons (below ground and 12.82% of total tonnage)

Phase 4 totals approximately 4.53 mil tons (above ground and 58.08% of total tonnage)

As stated previously, the total construction will cost approximately $17.3 mil.  These costs are for the completion of the three underground phases with minimal costs expected for the 4th phase above ground.  Therefore, the Company has concluded that each underground phase is used to support the above ground landfill.  Each phase will build upon the prior phase, meaning the next phase cannot commence until the prior phase is constructed and filled with waste.  The Company has determined the landfill costs should be amortized over the period the revenues are earned or more specifically over the total tonnage dumped in the landfill (i.e. over the full four(4) phases).

In further clarification, the Company has determined the expected amortized costs, as described above, are based on the actual was tonnage dumped into the landfill each period.  However, this amount will not equal the tonnage received from the Municipality, which is used to determine the revenue billed each period to the Municipality.  Instead, this amount of tonnage each period will be reduced as a result of separating the bottles for resale.

All costs, including the added labor costs, for separating the waste in order to resell the bottles will be reported as such for each period.

During periods of suspension, there was no waste actually dumped into the landfill and therefore, the Company believes there should be no associated cost of revenue.  The minimum fees were to represent the cost of the administrative type expenses.

Balance Sheet Reclassifications

Currently, the Company has disclosed separately amounts pertaining to landfill costs, construction in progress and advances to suppliers.  As a result of further analysis, the Company has determined all of these assets relate to the landfill and therefore should not be stated separately.  The Company will be reclassifying these amounts into one caption for all filings (both future and restated).  As part of this reclassification, the Company will also comply with its impairment testing in accordance with impairment of long-lived assets as stated in the filing.

Cash Flow Reclassifications

The Company will evaluate for all filings (both future and restated) any reclassifications between cash flow activities and will fully describe the reasons for any changes.

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